                                   APPENDIX 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F       [ X ]             Form 40-F       [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                 PEACE ARCH LOGO

                              FOR IMMEDIATE RELEASE

       PEACE ARCH ENTERTAINMENT ANNOUNCES SECOND QUARTER OPERATING RESULTS

       MANAGEMENT EXPECTS EARNINGS TO STRENGTHEN IN SECOND HALF OF FY2000

VANCOUVER, British Columbia (April 19, 2000) - Peace Arch Entertainment Group Inc., (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which develops, produces and distributes proprietary content for world wide television and the Internet, today announced operating results for the second quarter of its Fiscal Year 2000.

For the three months ended February 29, 2000, the Company reported earnings of $79,603, or $0.02 per diluted share, on revenue of $2.8 million. In the comparable quarter of last year, the Company reported earnings of $163,000, or $0.05 per diluted share, on revenue of $15.1 million. The weighted average number of common shares outstanding increased 25% to 3,793,533 in the most recent quarter, versus 3,025,935 a year earlier, as a result of the Company's public stock offering in July 1999.

For the six months ended February 29, 2000, the Company reported earnings of $443,211, or $0.11 per diluted share, compared with $1,009,000, or $0.33 per diluted share, in the first half of FY1999. Revenue totaled $11.3 million in the first half of FY2000, versus $30.3 million in the corresponding period of the prior year.

"As expected, second quarter results were down over the prior-year quarter due to reduced programming deliveries," stated Juliet Jones, Chief Financial Officer of Peace Arch Entertainment Group Inc. "The decline in revenue reflected a previously announced delay in the delivery of the final episodes of season 2 of our television series FIRST WAVE, from the second quarter into our third fiscal quarter. FIRST WAVE began its third 22-episode season last month, with the addition of a new principal cast member, Traci Lords."

"At the present time we have shows airing in over 80 million households throughout North America and in over 40 countries worldwide," states Peace Arch Chief Executive Officer, Cam White. "In addition to our existing production slate, Peace Arch has two new series which will begin shooting this spring. Principal photography for our new syndicated television series, THE IMMORTAL, starring Lorenzo Lamas, is set to commence on May 1, 2000. Our new comedy series THE AGENCY (working title) will go to camera in June 2000. Our fiscal 2000 production slate represents the highest production volume of proprietary programming ever for our Company and should result in our fourth quarter being the best quarter in Peace Arch's history. The most significant impact of this expanded production slate will be realized in fiscal 2001. The worldwide success of our programming has created many new opportunities for Peace Arch, which should pave the way for continued growth in the foreseeable future."

Peace Arch Entertainment Group Inc. develops, produces and distributes proprietary television and Internet programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

(NOTE: THE FINANCIAL STATISTICS INCLUDED IN THIS RELEASE ARE REPRESENTED IN CANADIAN DOLLARS. ON FEBRUARY 29, 2000 THE BANK OF CANADA NOON SPOT RATE WAS US $0.6898 FOR EACH $1.00 CANADIAN).

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

Additional information on Peace Arch Entertainment Group can be accessed on the Internet at

                               WWW.PEACEARCH.NET

                   For additional information, please contact:

                       Juliet Jones, CFO at (604) 681-9308
                  Tina Baird, Media Relations at (604) 985-8991
                                       or
             R. J. Falkner & Company, Investor Relations Counsel at
              (800) 377-9893 or via e-mail at INFO@RJFALKNER.COM.

                        (FINANCIAL HIGHLIGHTS TO FOLLOW)

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                  AS AT FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

                                   (unaudited)

 (Expressed in thousands of Canadian dollars)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          1999                 2000
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                            $     445           $    5,585
Accounts receivable                                                                                      4,228                1,271
Tax credits receivable                                                                                  13,213               16,949
Productions in progress                                                                                  3,771                2,898
Prepaid expenses and deposits                                                                              112                  623
Investment in television programming                                                                     9,534               11,654
Property and equipment                                                                                   9,565                7,007
Deferred costs                                                                                             214                  488
Goodwill and trademarks                                                                                  2,479                3,129
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   $    43,561           $   49,604
====================================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                                                   $    9,357           $    8,121
Accounts payable and accrued liabilities                                                                 3,604                5,755
Income taxes payable                                                                                         -                  630
Loans due to directors and shareholders                                                                      -                    -
Deferred revenue                                                                                         2,947                2,953
Deferred gain                                                                                                -                  349
Future income taxes                                                                                        205                1,311
Debt                                                                                                     8,104                4,130
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        24,217               23,249
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:

  Share capital                                                                                        26,644               32,368
   Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,454,583 (Feb 28, 1999 -  1,512,965)

        100,000,000 Class B Subordinate Voting Shares
            Issued - 2,366,163 (Feb 28, 1999 - 1,512,970)

      25,000,000 Preference Shares, issuable in series
         Issued - nil

  Other paid-up capital                                                                                    136                  136
  Deficit                                                                                               (7,436)              (6,149)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        19,344               26,355
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   $    43,561           $   49,604
====================================================================================================================================


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

                                   (unaudited)

(Expressed in thousands of Canadian dollars except per share information)


------------------------------------------------------------------------------------------------------------------------------------
                                                                        3 MONTHS ENDED                         6 MONTHS ENDED
                                                                    1999              2000                1999                2000
------------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                         $  15,128         $   2,752           $  30,252           $  11,280

EXPENSES:
  Amortization of television programming                           12,553             1,381              25,067               7,400
  Other costs of production and sales                                 747               309               1,508                 957
  Depreciation and amortization                                       117               132                 204                 277
  Selling, general and administrative                                 784               846               1,330               1,665
   Interest                                                           273                96                 489                 324
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                                                                   14,474             2,764              28,598              10,623
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations before undernoted                     654               (12)              1,654                 657
Gain on sale of asset                                                   -               129                   -                 216
------------------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                          654               117               1,654                 873
Income taxes                                                          491                38                 645                 430
------------------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FOR THE PERIOD                                      $    163          $     79           $   1,009                 443

Deficit, beginning of period                                       (7,599)            (6,228)            (8,445)             (6,592)
------------------------------------------------------------------------------------------------------------------------------------


DEFICIT, END OF PERIOD                                              (7,436)            (6,149)        $   (7,436)         $  (6,149)
====================================================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                              $    0.05         $    0.02           $    0.33          $    0.11
====================================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                          $    0.05         $    0.02           $    0.33          $    0.11
====================================================================================================================================

Weighted average number of shares outstanding
   during the period (000's)                                         3,026             3,794               3,026              3,790


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

                                   (unaudited)

(Expressed in thousands of Canadian dollars except per share information)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                        3 MONTHS ENDED                         6 MONTHS ENDED
                                                                    1999              2000                1999                2000
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings                                                $     163          $     79           $    1,009         $     443
    Items not involving cash
       Depreciation and amortization                               12,743             1,482               25,610             7,632
       Future income taxes                                            289               225                  289               514
       Recognition of deferred gain                                     -               (58)                   -               (165)
       Other                                                            -                 8                    -                17
    Changes in non-cash working capital                               (828)           1,623                (6,018)             583
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   12,367             3,359               20,890             9,024
-----------------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                          (14,568)           (1,547)              (29,307)           (8,780)
    Increase in deferred costs                                        (51)             (215)                  (97)             (295)
    Increase in goodwill and trademarks                                 -               (20)                   -                (29)
    Property and equipment acquired                                   (65)              (32)                 (161)              (37)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  (14,684)           (1,814)              (29,565)           (9,141)
-----------------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                         -               185                    -               185
    Repayments to directors and shareholders                          (386)               -                  (386)               -
    Increase in bank indebtedness                                   1,377                57                6,708             1,189
    Increase in debt                                                    -                 -                1,200                 -
    Repayment of debt                                                 (204)             (64)                 (278)             (127)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      787               178                7,244             1,247
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                    (1,530)           1,723                (1,431)           1,130
Cash and cash equivalents, beginning of period                      1,975             3,862                1,876             4,455
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                        $     445             5,585            $     445        $    5,585
====================================================================================================================================

Supplementary information:
    Interest paid (net of amounts capitalized)                  $     250         $     154            $     489         $     265
    Income taxes paid                                                   -                 -                    -                 -


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Peace Arch Entertainment Group Inc.
                                       -----------------------------------------
                                                    (Registrant)


Date  April 19th, 2000              By  /S/ JULIET JONES
     -------------------               -----------------------------------------
                                                    (Signature)*
                                       Juliet Jones, CFO

---------------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.   Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.   Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.   Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.